DESCRIPTION OF SECURITIES

Authorized and Outstanding Capital Stock
 The following description of our common stock and provisions of Emergent Capital, Inc.’s (the "Company") articles of incorporation and bylaws are summaries and are qualified by reference to the Company’s articles of incorporation and bylaws, which have been incorporated by reference as exhibits to the Annual Report on Form 10-K to which this Description of Securities is an exhibit.
 The Company’s authorized capital stock consists of 415,000,000 shares of common stock, par value $0.01 per share, and 40,000,000 shares of preferred stock, par value $0.01 per share.
 As of November 30, 2019, there were 157,749,862 shares of common stock outstanding, and no shares of preferred stock were outstanding.
Description of Common Stock
Voting Rights. Holders of the Company’s common stock are entitled to one vote per share on all matters submitted to a vote of the Company’s shareholders.
Holders of a majority of the Company’s outstanding shares of common stock present or represented by proxy at any meeting of the Company’s shareholders constitute a quorum.
Dividends; Liquidation; Preemptive Rights. Holders of the Company’s common stock are entitled to receive dividends only if, as and when declared by the Company’s board of directors out of funds legally available for that purpose. In the event of the Company’s liquidation, dissolution or winding-up, holders of common stock are entitled, subject to any priorities due to any holders of the Company’s preferred stock, ratably to share in all assets remaining after payment of the Company’s liabilities. Holders of common stock have no preemptive rights nor any other rights to subscribe for shares or securities convertible into or exchangeable for shares of common stock.
The Company’s common stock is traded on the OTCQX Market under the symbol “EMGC”.
Description of Warrants
On July 28, 2017, in connection with the Company’s recapitalization transaction, the Company issued common stock purchase warrants to certain investors to purchase up to an aggregate of 42,500,000 shares of the Company’s common stock at an exercise price of $0.20 per share (the "Warrant Shares"). The warrants shall vest and become exercisable as follows: (i) with respect to 17,500,000 Warrant Shares, immediately upon the issuance of the warrants, and (ii) with respect to the remaining 25,000,000 Warrant Shares, at later times tied to the conversion of the Company’s 8.5% Convertible Notes due 2019 and 5.0% Convertible Notes due 2023 outstanding on July 28, 2017 into shares of the Company’s common stock or, if earlier, upon the date that all 8.5% Convertible Notes due 2019 and 5.0% Convertible Notes due 2023 are no longer outstanding. The warrants have an eight year term. The number of Warrant Shares is subject to anti-dilution adjustment provisions.
Preferred Stock
The Company’s Board of Directors is authorized, subject to any limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 40,000,000 shares of the Company’s preferred stock, in one or more series. Each series of preferred stock to be issued, if any, will have such number of shares, designations, preferences, powers and qualifications and special or relative rights or privileges as will be determined by the Company’s board of directors, which may include, among other things, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.  The rights of the holders of the Company’s common stock will be subject to the rights of holders of any preferred stock outstanding and issued in the future.  The issuance of preferred stock, while providing desirable flexibility in connection with the possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Anti-Takeover Effects of Florida Law; Our Certificate of Incorporation and Our Bylaws
Florida law, the Company’s articles of incorporation and the Company’s bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s Board.
Affiliated Transactions. The affiliated transactions provisions of the Florida Business Corporation Act are designed to deter hostile takeovers. These provisions protect minority shareholders in merger offers by ensuring that specific transactions are either approved by an appropriate number of disinterested directors or shareholders, or result in a "fair price" to all shareholders. The effect of these provisions, however, may be to discourage takeovers of the Company.
No Cumulative Voting. Under Florida law, the right to vote cumulatively does not exist unless the articles of incorporation specifically authorizes cumulative voting. The Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), do not grant shareholders the right to vote cumulatively. The inability of a shareholder to cumulate votes for directors could prevent a challenger to the incumbent Board from being able to obtain representation on the Board.
Blank Check Preferred Stock. The Company believes that the availability of the preferred stock under the Articles of Incorporation provides flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow the Company to issue shares of preferred stock without the expense and delay of a special shareholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by shareholders, with the exception of any actions required by applicable law or the rules of any stock exchange on which the Company’s securities may be listed. The Company’s Board of Directors will have the power, subject to applicable law, to issue classes or series of preferred stock that could, depending on the terms of the class or series, impede the completion of a merger, tender offer or other takeover attempt.